SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 2007

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2007, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated October 18, 2007, entitled "DISPOSAL BY DRDGOLD OF ITS STAKE IN EMPEROR MINES LIMITED ("EMPEROR") AND FURTHER CAUTIONARY".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: October 18, 2007   By: /s/ Themba Gwebu
                                              Name: Themba Gwebu
                                              Title: Company Secretary

Exhibit 99.1

DRDGOLD Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE trading symbol: DRD
ISIN Code: ZAE000058723
Nasdaq trading symbol: DROOY
("DRDGOLD" or "the company")

Disposal by DRDGOLD of its stake in Emperor Mines Limited ("Emperor") and further cautionary

Shareholders are referred to the announcement released on 18 September 2007 in which DRDGOLD advised that it planned to refocus its attention on opportunities in South Africa and to realise its investment in Emperor, its 78.7% held subsidiary, prior to the scheme meeting relating to the proposed merger between Emperor and Intrepid Mines Limited.

A prospectus relating to the proposed disposal ("the disposal") has now been lodged with the Australian Securities and Investment Commission and is available on the ASX Limited web site (www.asx.com.au). Further details relating to the disposal will be released as soon as practical and shareholders should therefore continue to exercise caution until a full announcement is made.

Randburg
18 October 2007

Sponsor: BDO QuestCo